FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated June 28, 2005, announcing that Registrant has signed an agreement with Sputnik Telecommunications Entertainment Company (STEC.COM) to deploy Gilat’s SkyEdge™ hub and VSATs throughout the Russian Federation.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: June 28, 2005

Gilat Signs Agreement with Sputnik Telecommunications
Entertainment Company (Russian Federation)

Petah Tikva, Israel, June 28, 2005 – Gilat Satellite Networks Ltd. (NASDAQ: GILTF) announced today that it has signed an agreement with Sputnik Telecommunications Entertainment Company (STEC.COM) to deploy Gilat’s SkyEdge™ hub in Moscow and VSATs throughout the Russian Federation. Deployment is expected during 2005.

This new system will enable network online gaming for STEC.COM’s customers, and will, in addition, serve as an independent network within STEC.COM’s internal organization to facilitate the transfer of data, video conferencing, voice over IP (VoIP) and Broadband IP. The system’s ability to operate at high bit rates will enable improved utilization of existing satellite bandwidth. Further, the versatility of the SkyEdge™ topology will allow future expansions of the system without changing the current infrastructure. The SkyEdge™ system will upgrade the existing Gilat SkyStar 360E hub currently being operated by STEC.COM.

The new SkyEdge™ system, to be supplied to STEC.COM, is a two-way satellite-based solution. The system includes a hub and three types of VSATs: the SkyEdge Pro, SkyEdge Gateway and SkyEdge IP. The SkyEdge™ Pro allows for bundling of interactive data, broadband IP, video applications and public and corporate telephony, as well as supporting IP multicast applications. While the SkyEdge™ Gateway will permit STEC.COM to extend its communication capabilities to reach remote areas with digital telephony, the SkyEdge IP will enable the transfer of IP data on-demand. The SkyEdge™ system offers telephony applications, value added functions and data and telephony mesh capabilities, especially developed by Gilat for the Russian market and specifically tailored to the versatile structure of Russian organizations and their specific needs.

Mr. Victor Kryssiakov, General Director of STEC.COM said, “We continue to nurture our cooperation and partnership with Gilat. With the purchase of the SkyEdge system, we are entering a new level of telecommunications development for a variety of applications and needs both in our country and in our business. We now have the opportunity to offer the Russian market the latest cutting-edge technologies and world class solutions.

Arie Rozichner, Gilat’s Regional Vice President for Eurasia, said, “We are pleased that STEC.COM decided to upgrade its technological platform – and to choose Gilat technology again. This proves STEC.COM’s confidence in Gilat’s ability to provide its clients with next-generation technology, reliable products and excellent support. STEC.COM is a very highly valued customer of ours in the Russian Federation.”

The SkyEdge system’s new technologies have already led to an important contract between STEC.COM and The Federation of Jewish Communities in Russia, which will allow for the distribution of real-time cultural content to communities’ members throughout the country. “We are confident that by upgrading its technological platform, STEC.COM will be able to provide a new set of advanced telecommunication services to all its customers,” said Rozichner. “We are also glad to be continuing our mutually fruitful cooperation with STEC.COM, one of the most technologically adept satellite operators in the Russian Federation.”

About STEC.COM
STEC.COM is a major satellite communications operator in Russia, and the country’s leader in constructing VSAT-based communication systems. Using Gilat Satellite Networks’ Skystar 360E technology, STEC.COM creates corporate networks for the largest Eurasian gambling system, Jackpot, as well as for exchequer organizations, a fuel and energy complex, educational establishments, shops and oil companies.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and for rural communities through Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 80 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.”

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tal Payne, Chief Financial Officer
Tel: +972 3 925 2266; talp@gilat.com

Gilat's Media Contact:
Hanita Rosenthal, Director of Corporate Marketing
Tel. +972-3-9252408; hanitar@gilat.com